SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 28, 2006, regarding the sale of Telinver S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, February 28th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Financial Statements at 9/30/05. Your note FA 174658

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in reply to the referenced Note.

     In that connection, please be informed of the following:

Recognition of Telinver S.A. sale:

The Company has assessed a result for the disposition of its shareholding in Telinver S.A. of approximately 109 million. In assessing the sale result, the Company has considered the value of its Telinver S.A. investment, as of October 31, 2005, other additional costs related to the transaction, and has differed the recognition of the sale income for an amount of 49 million until the end of the uncertainty derived from the Turnover contingency mentioned in the statements, and the fulfillment of the condition that the Company would be likely to receive the economic benefits associated with the disposition for that amount.

Please find below the details of the estimates in connection to the sale of Telinver S.A.

Amounts
denominated in
Million Pesos
Sale Price at transaction date exchange rate	197
Tax contingency assurances (Income Deferral)	(49)
Differed active tax effect	18
Tax-loss use	(25)
Telinver long-term investment costs	(29)
Others	(3)

Telinver sale result	109

               Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: March 2, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel